

Mail Stop 4561

December 16, 2008

David H. Gill
President and Chief Executive Officer
Henry County Bancshares, Inc.
4806 N. Henry Blvd.
Stockbridge, GA 30281

      Re: Henry County Bancshares, Inc.
            Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
            Filed December 2, 2008
            File No. 000-49789

Dear Mr. Gill:

      We have completed our review of your Preliminary Proxy Statement on Schedule 14A and have no further comments at this time.

                    Sincerely,

                    Jessica Livingston
                    Staff Attorney